**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934**

Date of Report (Date of earliest event reported): November 9, 2012



# THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

| Tennessee | 0-2585 | 62-0183370 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| 104 Nowlin Lane - Suite 101, Chattanooga, Tennessee | 37,421 |
|---|---|
| (Address of principal executive offices) | (zip code) |

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01      Regulation FD Disclosure.**

The Dixie Group, Inc. will present its investor presentation on November 9, 2012.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated November 4, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at [www.thedixiegroup.com](http://www.thedixiegroup.com).

**Item 9.01      Financial Statements and Exhibits.**

(c)      Exhibits
(99.1)   Presentation Materials, November 9, 2012.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 9, 2012

**THE DIXIE GROUP, INC.**

/s/ Jon A. Faulkner

Jon A. Faulkner
Chief Financial Officer





THE DIXIE GROUP

# November 2012 Investor Presentation

**Contact:**
**Jon Faulkner**
**CFO**
**The Dixie Group**

Phone: 706-876-5814

jon.faulkner@dixiegroup.com



- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

# Dixie History



- Began operations in 1920

- Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering

- Refined focus on upper-end markets in 2004

- For over 90 years we have focused on specialized products

- Traditionally we have outperformed the industry and expect to do so in the future

3

# Dixie Today



- Commitment to brands in the upper-end market with strong growth potential

- Diversified between Commercial and Residential markets

- Diversified customer base
  - Top 10 carpet customers
    - 13% of sales
  - Top 20 carpet customers
    - 16% of sales

4

# New and Existing Home Sales
## Seasonally Adjusted Annual Rate



**New 1,000**

**Existing 1,000**



**New in July-Existing in August:**

- **New home sales increased 3.6% from June. The rate of 372,000 was 25.3% better than one year ago.**

- **The West leads the regions with YTD sales up 34.7%.**

- **Existing home sales increased from a rate of 4.47 million in July to 4.82 million in August. The August rate was 9.3% better than one year ago.**

- **Existing house sales are picking up quickly.**

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).
Next release September 26 (new); October 19 (existing).

# Residential Remodeling
## Owner-Occupied Improvements*



**Steady recovery in 2009 through 2011 with predicted similar pattern for 2012.**

Millions of dollars

http://www.census.gov/construction/c30/c30index.html    Private construction

6

# The Industry versus GDP



**2012**

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

# Residential and Commercial
## Fixed Investment



Slight rebound in residential activity

Rebound in commercial activity




**Conference Board Consumer Confidence Survey**

Consumer Confidence Index* — Household Income $50,000 and over — Expectations 6 months out

**September 2012:**

- Consumer expectations over the next 6 months are up (green)

- Upper-end consumer confidence has increased (red)

- "Despite continuing economic uncertainty, consumers are slightly more optimistic than they have been in several months."

— Lynn Franco, Director of The Conference Board Consumer Research Center.

1966 = 100

9

# The Stock Market

## S&P 500



**October 2012**

- The stock market has rebounded to pre-recession levels
- 2012 is positive but is still subject to macro events:
    - Europe,
    - US Election,
    - China

10



**Value of U.S. Carpet & Rug Mill Shipments**
($ 000's)

Sales of The Dixie Group from 2003 through 2011
Dixie is gaining market share as the economy rebounds

Single year dips in Shipments during recessionary times

Multi-year decline in this downturn
Beginning of recovery

Source: U.S. Bureau of Economic Analysis

11

# 2011 U.S. Carpet Manufacturers



| Carpet Leaders | Dollars in Millions | % Total | |
|---|---|---|---|
| Shaw | $ 2,966 | 38.8% | Residential & Commercial |
| Mohawk | $ 1,884 | 24.6% | Residential & Commercial |
| Beaulieu | $ 726 | 9.5% | Residential & Commercial |
| Interface | $ 501 | 6.5% | Commercial Only |
| Dixie | $ 262 | 3.4% | Residential & Commercial |
| Other | $ 1,317 | 17.2% | Residential & Commercial |
| Market | $ 7,656 | 100.0% | |

Source: Floor Focus – includes carpet as broadloom and modular tile, excludes rug sales

## The Industry

| 2006 Carpet End Use | TTM 2012 Q3 Carpet End Use |
|---|---|
| Sales $10.19 Billion | Sales $7.45 Billion |





Source: Floor Focus – Broadloom & Carpet Tile

**Commercial %**
**2001 – 2012**
**From 32% to 43%**

13

# Dixie Group Carpet Sales

## Dixie TTM Q3 2012 Carpet and Rug Sales by End Market

**Commercial %**
**2001 – 2012**
**From 25% to 38%**



High-End
Commercial
26%

High-End
Residential
74%

14

# Carpet Dollar Sales
## Indexed to 2008



15

# Carpet Unit Sales
## Indexed to 2008



16





Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

17

# Dixie Group High-End Residential Sales
## All Brands





**TTM Q3 2012**



Masland, 43%

Dixie Home, 38%

Fabrica, 19%

18

# Dixie Group High-End Residential Sales
## All Brands







### Sales by Channel for TTM Q3 2012

Commercial, 2%
Other, 0.9%
Distributor, 0.4%
Specialty - OEM, 0.7%
Builder, 3%
National Retailers, 2%
Mass Merchant, 11%
Designer, 19%
Retailer, 61%

19



## Sales by Channel for TTM Q3 2012



Builder, 2%

Distributor, 1%

Mass Merchant, 29%

Retailer, 68%

20





- Well-styled moderate to upper priced residential broadloom line

- Dixie provides a "full line" to retailers

- Leverage needed by fiber suppliers for market access

- Selective distribution strategy attractive to retailers

- Growth initiatives
  - Stainmaster® Tru Soft ™ Fiber Technology
  - Stainmaster® SolarMax ® Fiber Technology

21



## Sales by Channel for TTM Q3 2012



Commercial, 5%
Other, 0.4%
Builder, 4.6%
National Retailers, 1%
Designer, 29%
Retailer, 60%

22



- Leading high-end brand with reputation for innovative styling, design and color
- High-end retail / designer driven
- Hand crafted and imported rugs
- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Wool products
    - Complete line of broadloom and rugs to the industry

23





## Sales by Channel for TTM Q3 2012

- Specialty - OEM, 3%
- Builder, 2%
- National Retailers, 7%
- Designer, 40%
- Retailer, 48%

24



- Premium high-end brand
  - Superior quality in all aspects

- Designer focused

- Hand crafted and imported rugs

- Growth initiatives
  - Stainmaster® TruSoft™ Fiber Technology
  - Fabrica Permaset dyeing process allows unlimited color selection in select wool products
  - Expand select retail distribution





**Sales by Channel for TTM Q3 2012**

- Other, 5%
- Health Care, 6%
- Gov't, 2%
- Store Planning, 13%
- Education, 3%
- Hospitality, 31%
- Corporate, 40%

**Channels: Interior Design Specifier and Commercial End User**



- Premium brand in the commercial marketplace

- Designer focused

- Strong national account base
  - Nordstrom's, Target, Sears, Delta Air Lines, AECOM, Club Corporation of America

- Growth initiative
  - Modular/carpet tile
  - End User Channel

27

# Dixie Group Sales
## $ in millions







Activity:

- Third quarter as compared to prior year:

  - Residential non mass merchant sales up **6.5%** compared to the industry being down slightly

  - New commercial sector management team is in place

    - New high value performance modular carpet tile being launched

- Opportunities in new products:

  - Stainmaster® TruSoft™ product introductions during the third and fourth quarters, offering the new standard in "soft"

  - Successful launch of our "permaset process" for wool that will allow our designer customers unlimited choices in colorations

  - Introduced our award winning Chrome Collection in the commercial marketplace

Though the market has been difficult, we are encouraged by:

- Dixie's high-end goods are growing faster than the market

- Positive market reception to our new products:

    - Masland and Fabrica Wool Collections continued growth

    - Masland Avenue – new technology with a woven look

    - New Stainmaster® SolarMax® and TruSoft™ products

- Our upper-end customer is more confident than are consumers in general

- Having invested significantly for future growth, such as the Colormaster continuous dyeing capability and additional yarn processing capacity

.....We will take advantage of market conditions as they improve







# Non-GAAP Information



**Use of Non-GAAP Financial Information:**

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 2)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

The company defines Free Cash Flow as Net Income plus interest plus depreciation plus non-cash impairment of assets and goodwil minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 5)

33

# Non-GAAP Information



| Use of Non-GAAP Financial Information: | | | |
|---|---|---|---|
| **Net Sales Adjusted - Note 1** | | | |
| ($ in thousands) | YTD 2011 | YTD 2012 | Y/Y Chge |
| Weeks in Period | 40 | 39 | |
| Net Sales as Reported | 204,761 | 195,238 | -4.7% |
| Adjustment for Weeks | (4,711) | - | 2.2% |
| Non-GAAP Net Sales as Adjusted  (Note 1) | $ 200,050 | $ 195,238 | -2.4% |

34

| **Use of Non-GAAP Financial Information:** | | | | | | |
|---|---|---|---|---|---|---|
| Note a: Restated | | | | | | |

## Adjusted Operating Income (Loss) - Note 2

| ($ in thousands) | 2007 (a) | 2008 (a) | 2009 (a) | 2010 | 2011 | 2012 YTD |
|---|---|---|---|---|---|---|
| Operating income (loss) | 16,707 | (28,460) | (45,389) | (2,570) | 5,668 | 1,400 |
| Plus: Facility consolidation and severance expenses | - | 2,317 | 4,091 | 1,556 | (563) | - |
| Plus: Impairment of assets | - | 4,478 | 1,459 | - | - | - |
| Plus: Impairment of goodwill | - | 23,121 | 31,406 | - | - | - |
| Plus: Manufacturing Realignment | - | - | - | - | - | 1,067 |
| Non-GAAP Adjusted Operating Income (Loss) (Note 2) | $ 16,707 | $ 1,456 | $ (8,433) | $ (1,014) | $ 5,105 | $ 2,467 |

## Adjusted Earnings before Interest and Taxes (EBIT) - Note 3

| ($ in thousands) | 2007 (a) | 2008 (a) | 2009 (a) | 2010 | 2011 | 2012 YTD |
|---|---|---|---|---|---|---|
| Net income (loss) as reported | 6,247 | (31,481) | (42,241) | (4,654) | 986 | (512) |
| Less: Income (loss) from discontinued operations, net of | (521) | (313) | (382) | (281) | (286) | (273) |
| Plus: Taxes | 3,686 | (2,931) | (8,870) | (2,604) | 684 | (349) |
| Plus: Interest | 6,347 | 5,965 | 5,521 | 4,124 | 3,470 | 2,269 |
| Non-GAAP Adjusted EBIT (Note 3) | $ 16,801 | $ (28,134) | $ (45,208) | $ (2,853) | $ 5,426 | $ 1,681 |

## Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4

| ($ in thousands) | 2007 (a) | 2008 (a) | 2009 (a) | 2010 | 2011 | 2012 YTD |
|---|---|---|---|---|---|---|
| Non-GAAP Adjusted EBIT (from above) | 16,801 | (28,134) | (45,208) | (2,853) | 5,426 | 1,681 |
| Plus: Depreciation and amortization | 12,941 | 13,752 | 13,504 | 11,575 | 9,649 | 7,137 |
| Plus: Facility consolidation and severance expenses | - | 2,317 | 4,091 | 1,556 | (563) | - |
| Plus: Impairment of assets | - | 4,478 | 1,459 | - | - | - |
| Plus: Impairment of goodwill | - | 23,121 | 31,406 | - | - | - |
| Plus: Manufacturing Realignment | - | - | - | - | - | 1,067 |
| Plus: Other (income) expense - net | (94) | (326) | (181) | 282 | 242 | (281) |
| Non-GAAP Adjusted EBITDA (Note 4) | $ 29,648 | $ 15,208 | $ 5,071 | $ 10,560 | $ 14,754 | $ 9,604 |

## Adjusted Operating Income (Loss) - Note 2

| ($ in thousands) | Q1 2011 | Q2 2011 | Q3 2011 | Q4 2011 | Q1 2012 | Q2 2012 | Q3 2012 |
|---|---|---|---|---|---|---|---|
| Operating income (loss) | 1,668 | 2,300 | 1,178 | 520 | 620 | (40) | 820 |
| Plus: Facility consolidation and severance expenses | - | (563) | - | - | - | - | - |
| Plus: Impairment of assets | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - |
| Plus: Manufacturing Realignment | - | - | - | - | 219 | 536 | 312 |
| Non-GAAP Adj. Operating Income (Loss) (Note 2) | $ 1,668 | $ 1,738 | $ 1,178 | $ 520 | $ 839 | $ 496 | $ 1,132 |

## Adjusted Earnings before Interest and Taxes (EBIT) - Note 3

| ($ in thousands) | Q1 2011 | Q2 2011 | Q3 2011 | Q4 2011 | Q1 2012 | Q2 2012 | Q3 2012 |
|---|---|---|---|---|---|---|---|
| Net income (loss) as reported | 623 | 766 | (43) | (361) | (181) | (433) | 102 |
| Less: Income (loss) from discontinued, net tax | (21) | (42) | (65) | (158) | (77) | (29) | (167) |
| Plus: Taxes | 109 | 582 | (44) | 36 | (5) | (303) | (41) |
| Plus: Interest | 932 | 900 | 904 | 735 | 726 | 762 | 781 |
| Non-GAAP Adjusted EBIT (Note 3) | $ 1,685 | $ 2,290 | $ 882 | $ 568 | $ 617 | $ 55 | $ 1,009 |

## Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4

| ($ in thousands) | Q1 2011 | Q2 2011 | Q3 2011 | Q4 2011 | Q1 2012 | Q2 2012 | Q3 2012 |
|---|---|---|---|---|---|---|---|
| Non-GAAP Adjusted EBIT (from above) | 1,685 | 2,290 | 882 | 568 | 617 | 55 | 1,009 |
| Plus: Depreciation and amortization | 2,519 | 2,360 | 2,422 | 2,348 | 2,402 | 2,379 | 2,355 |
| Plus: Facility consolidation and severance expenses | - | (563) | - | - | - | - | - |
| Plus: Impairment of assets | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - |
| Plus: Manufacturing realignment | - | - | - | - | 219 | 536 | 312 |
| Plus: Other (income) expense - net | (17) | 10 | 296 | (48) | 3 | (95) | (189) |
| Non-GAAP Adjusted EBITDA (Note 4) | $ 4,188 | $ 4,099 | $ 3,599 | $ 2,869 | $ 3,241 | $ 2,875 | $ 3,487 |

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

# Non-GAAP Information



| Use of Non-GAAP Financial Information: | | | | | | | |
|---|---|---|---|---|---|---|---|

| Free Cash Flow (FCF) - Note 5 | | | | | | | |
|---|---|---|---|---|---|---|---|
| ($ in thousands) | Q1 2011 | Q2 2011 | Q3 2011 | Q4 2011 | Q1 2012 | Q2 2012 | Q3 2012 |
| Non-GAAP Adjusted EBIT (from above) | 1,685 | 2,290 | 882 | 568 | 617 | 55 | 1,009 |
| Times: 1 - Tax Rate = EBIAT | 1,096 | 1,489 | 573 | 369 | 401 | 36 | 656 |
| Plus: Depreciation and Amortization | 2,519 | 2,360 | 2,422 | 2,348 | 2,402 | 2,379 | 2,355 |
| Plus: Non Cash Impairment of Assets and Goodwill | - | - | - | - | - | - | - |
| Minus: Net change in Working Capital | 5,110 | (779) | 1,991 | 3,599 | 5,431 | 4,250 | 812 |
| Non-GAAP Cash from Operations | (1,495) | 4,628 | 1,004 | (881) | (2,628) | (1,835) | 2,199 |
| Minus: Capital Expenditures net of Asset Sales | 1,100 | 1,038 | 2,053 | 2,544 | 1,132 | 557 | 298 |
| Non-GAAP Free Cash Flow (Note 5) | (2,595) | 3,590 | (1,049) | (3,425) | (3,760) | (2,392) | 1,901 |
| | | | | | | | |
| Current Assets | 108,035 | 111,153 | 111,280 | 100,999 | 106,235 | 111,395 | 111,841 |
| Current Liabilities | 46,429 | 50,326 | 48,462 | 34,582 | 34,387 | 35,297 | 34,931 |
| Net Working Capital | 61,606 | 60,827 | 62,818 | 66,417 | 71,848 | 76,098 | 76,910 |
| Change in Net Working Capital | 5,110 | (779) | 1,991 | 3,599 | 5,431 | 4,250 | 812 |

Due to rounding, totals of the quarterly information for each of the years